UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3/A

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934

Amendment No. 4

Professional Staff plc

(Name of the Issuer)

Michael A. Ashcroft

Benjamin P. Blackden

Andrew R. Dixey

Aspen International Development Inc.

CS Services Limited

Ohsea Holdings Limited

Professional Staff plc

(Name of Persons Filing Statement)

American Depositary Shares representing Ordinary Shares

(Title of Class of Securities)

74315R 10 5

(CUSIP Number of Class of Securities)

Andrew S. Wilson

Ohsea Holdings Limited

Marine Court, The Parade,

Cowes, Isle of Wight P031 7QJ, England

Telephone: +44 (0) 1983 282 925

(Name, Address and Telephone Number of Persons Authorized to

Receive Notices and Communications on Behalf of Persons Filing Statement)

With Copies to:

Eli D. Schoenfield, Esq.

McLauglin & Stern LLP

260 Madison Avenue

New York, New York 10016

Telephone: (212) 448-1100

This statement is filed in connection with (check the appropriate box):

a. ☐ The filing of solicitation materials or an transaction statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. ☐ The filing of a registration statement under the Securities Act of 1933.

c. ☐ A tender offer.

d. ☒ None of the above.

Check the following box if the soliciting materials or transaction statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

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ITEM 16. Exhibits

1.	Amended Transaction Statement required by Rule 13e-3(e) under the Securities Exchange Act of 1934, as amended.

2.

Scheme Document (Recommended Proposals for the acquisition of all the issued and to be issued share capital of Professional Staff plc by Ohsea Holdings Limited to be effected by means of a Scheme of Arrangement under Section 425 of the Companies Act 1985).***

3.	Bridge Facility Agreement, dated April 14, 2003, for Ohsea Holdings Limited, provided by GMAC Commercial Finance plc.*

4.	Fairness Opinion, dated April 14, 2003, of C.E. Unterberg, Towbin.*

5.	Slides of C.E. Unterberg, Towbin delivered to the Special Committee, dated April 14, 2003.*

6.	Explanatory Statement of Nabarro Wells & Co. Limited.**

7.	Forms of Proxy (for holders of Ordinary Shares) and Voting Instruction Card (for holders of ADSs).***

8.	Shareholders’ Agreement, dated April 14, 2003, among Ohsea Holdings Limited, CS Services Limited, Benjamin P. Blackden and Andrew R. Dixey.*

9.	Share Exchange Agreement, dated April 14, 2003, among Ohsea Holdings Limited, CS Services Limited, Benjamin P. Blackden, Sally Blackden, certain trusts controlled by Mr. Blackden and Andrew R. Dixey.*

10.	Subscription Agreement, dated April 14, 2003, between Andrew R. Dixey and Ohsea Holdings Limited.*

11.	Undertaking to Subscribe, dated April 11, 2003, by Lord Ashcroft, KCMG in favor of GMAC Commercial Finance plc and Ohsea Holdings Limited.*

12.	Warrant Agreement, dated April 14, 2003, between Ohsea Holdings Limited and CS Services Limited, granting CS Services Limited a right to purchase shares in Ohsea Holdings Limited.*

13.

Letter of Agreement, dated April 14, 2003, among Ohsea Holdings Limited, CS Services Limited, Lord Ashcroft, KCMG and Andrew R. Dixey, granting Mr. Dixey a right to purchase shares in Ohsea Holdings Limited.*

14.

Letter of Agreement, dated April 14, 2003, among Ohsea Holdings Limited, CS Services Limited, Lord Ashcroft, KCMG and Benjamin P. Blackden, granting Mr. Blackden a right to purchase shares in Ohsea Holdings Limited.*

15.	Deposit Agreement between The Bank of New York, as Depositary, and Professional Staff plc.***

16.	Service Agreement, dated October 11, 2000, between Professional Staff plc and Andrew R. Dixey.*

17.	Agreement, dated March 29, 2001, between Professional Staff plc and Benjamin P. Blackden.*

18.	Break Fee Agreement, dated April 14, 2003, between Professional Staff plc and Ohsea Holdings Limited.*

19.	Irrevocable Undertaking, dated April 15, 2003, executed by Jerry C. Benjamin.*

20.	Irrevocable Undertaking, dated April 15, 2003, executed by John C. Maynard.*

21.	Irrevocable Undertaking, dated April 15, 2003, executed by Ohsea Holdings Limited.*

22.	Irrevocable Undertaking, dated April 15, 2003, executed by CS Services Limited.*

23.	Irrevocable Undertaking, dated April 15, 2003, executed by Ed Shea.*

24.	Irrevocable Undertaking, dated April 15, 2003, executed by Benjamin P. Blackden.*

25.	Irrevocable Undertaking, dated April 15, 2003, executed by Sally Blackden and Benjamin P. Blackden.*

26.	Irrevocable Undertaking, dated April 14, 2003, executed by The Blackden Personal Settlement Trust.*

27.	Irrevocable Undertaking, dated April 15, 2003, executed by Mary Blackden.*

28.	Irrevocable Undertaking, dated April 15, 2003, executed by Philippa Berry.*

29.	Irrevocable Undertaking, dated April 15, 2003, executed by Christopher Blackden.*

30.	Irrevocable Undertaking, dated April 15, 2003, executed by Andrew R. Dixey.*

31.	Power of Attorney given on March 12, 2003 by Sally Blackden.*

32.	Power of Attorney given on March 12, 2003 by Christopher Mark Blackden.*

33.	Power of Attorney given on March 12, 2003 by Benjamin Blackden.*

34.	Power of Attorney given on March 12, 2003 by Mrs M J Blackden.*

35.	Power of Attorney given on March 19, 2003 by The Blackden Personal Settlement Trust.*

36.	Power of Attorney given on March 14, 2003 by Philippa Berry.*

37.	Power of Attorney given on March 12, 2003 by Andrew Dixey.*

38.	Power of Attorney given on March 12, 2003 by John Maynard.*

39.	Power of Attorney given on March 27, 2003 by Jerry Benjamin.*

40.	Power of Attorney, dated April 25, 2003, granted by filing persons to Andrew S. Wilson.*

41.	Consent of C.E. Unterberg, Towbin, dated May 6, 2003.***

42.	Consent of Nabarro Wells & Co. Limited, dated April 28, 2003.***

43.	Consent of West LB Panmure Limited, dated May 6, 2003.***

44.	Addendum to Irrevocable Undertaking, dated April 15, 2003, executed by CS Services Limited.*

45.	Addendum to Irrevocable Undertaking, dated April 15, 2003, executed by Ed Shea.*

46.	Power of Attorney, dated May 22, 2003, granted by Aspen International Development Inc. to Andrew S. Wilson.****

*	Filed with Schedule 13E-3, File No. 005-50295, on April 28, 2003.
**	Contained in Part II of the Scheme Document (referred to as Exhibit 2 above).
***	Filed with Schedule 13E-3/A, Amendment No. 1, File No. 005-50295, on May 7, 2003.
****	Filed with Schedule 13E-3/A, Amendment No. 2, File No. 005-50295, on May 23, 2003.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Michael A. Ashcroft Benjamin P. Blackden Andrew R. Dixey Aspen International Development Inc. CS Services Limited Ohsea Holdings Limited Professional Staff PLC

By:	/s/ ANDREW S. WILSON
Andrew S. Wilson, Attorney in Fact

Dated: June 6, 2003

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EXHIBIT INDEX

Item		Page
1.	Amended Transaction Statement required by Rule 13e-3(e) under the Securities Exchange Act of 1934, as amended.

2.

Scheme Document (Recommended Proposals for the acquisition of all the issued and to be issued share capital of Professional Staff plc by Ohsea Holdings Limited to be effected by means of a Scheme of Arrangement under Section 425 of the Companies Act 1985).***

3.	Bridge Facility Agreement, dated April 14, 2003, for Ohsea Holdings Limited, provided by GMAC Commercial Finance plc.*

4.	Fairness Opinion, dated April 14, 2003, of C.E. Unterberg, Towbin.*

5.	Slides of C.E. Unterberg, Towbin delivered to the Special Committee, dated April 14, 2003.*

6.	Explanatory Statement of Nabarro Wells & Co. Limited.**

7.	Forms of Proxy (for holders of Ordinary Shares) and Voting Instruction Card (for holders of ADSs).***

8.	Shareholders’ Agreement, dated April 14, 2003, among Ohsea Holdings Limited, CS Services Limited, Benjamin P. Blackden and Andrew R. Dixey.*

9.	Share Exchange Agreement, dated April 14, 2003, among Ohsea Holdings Limited, CS Services Limited, Benjamin P. Blackden, Sally Blackden, certain trusts controlled by Mr. Blackden and Andrew R. Dixey.*

10.	Subscription Agreement, dated April 14, 2003, between Andrew R. Dixey and Ohsea Holdings Limited.*

11.	Undertaking to Subscribe, dated April 11, 2003, by Lord Ashcroft, KCMG in favor of GMAC Commercial Finance plc and Ohsea Holdings Limited.*

12.	Warrant Agreement, dated April 14, 2003, between Ohsea Holdings Limited and CS Services Limited, granting CS Services Limited a right to purchase shares in Ohsea Holdings Limited.*

13.

Letter of Agreement, dated April 14, 2003, among Ohsea Holdings Limited, CS Services Limited, Lord Ashcroft, KCMG and Andrew R. Dixey, granting Mr. Dixey a right to purchase shares in Ohsea Holdings Limited.*

14.

Letter of Agreement, dated April 14, 2003, among Ohsea Holdings Limited, CS Services Limited, Lord Ashcroft, KCMG and Benjamin P. Blackden, granting Mr. Blackden a right to purchase shares in Ohsea Holdings Limited.*

15.	Deposit Agreement between The Bank of New York, as Depositary, and Professional Staff plc.***

16.	Service Agreement, dated October 11, 2000, between Professional Staff plc and Andrew R. Dixey.*

17.	Agreement, dated March 29, 2001, between Professional Staff plc and Benjamin P. Blackden.*

18.	Break Fee Agreement, dated April 14, 2003, between Professional Staff plc and Ohsea Holdings Limited.*

19.	Irrevocable Undertaking, dated April 15, 2003, executed by Jerry C. Benjamin.*

20.	Irrevocable Undertaking, dated April 15, 2003, executed by John C. Maynard.*

21.	Irrevocable Undertaking, dated April 15, 2003, executed by Ohsea Holdings Limited.*

22.	Irrevocable Undertaking, dated April 15, 2003, executed by CS Services Limited.*

23.	Irrevocable Undertaking, dated April 15, 2003, executed by Ed Shea.*

24.	Irrevocable Undertaking, dated April 15, 2003, executed by Benjamin P. Blackden.*

25.	Irrevocable Undertaking, dated April 15, 2003, executed by Sally Blackden and Benjamin P. Blackden.*

26.	Irrevocable Undertaking, dated April 14, 2003, executed by The Blackden Personal Settlement Trust.*

27.	Irrevocable Undertaking, dated April 15, 2003, executed by Mary Blackden.*

28.	Irrevocable Undertaking, dated April 15, 2003, executed by Philippa Berry.*

29.	Irrevocable Undertaking, dated April 15, 2003, executed by Christopher Blackden.*

30.	Irrevocable Undertaking, dated April 15, 2003, executed by Andrew R. Dixey.*

31.	Power of Attorney given on March 12, 2003 by Sally Blackden.*

32.	Power of Attorney given on March 12, 2003 by Christopher Mark Blackden.*

33.	Power of Attorney given on March 12, 2003 by Benjamin Blackden.*

34.	Power of Attorney given on March 12, 2003 by Mrs M. J. Blackden.*

35.	Power of Attorney given on March 19, 2003 by The Blackden Personal Settlement Trust.*

36.	Power of Attorney given on March 14, 2003 by Philippa Berry.*

37.	Power of Attorney given on March 12, 2003 by Andrew Dixey.*

38.	Power of Attorney given on March 12, 2003 by John Maynard.*

39.	Power of Attorney given on March 27, 2003 by Jerry Benjamin.*

40.	Power of Attorney, dated April 25, 2003, granted by filing persons to Andrew S. Wilson.*

41.	Consent of C.E. Unterberg, Towbin, dated May 6, 2003.***

42.	Consent of Nabarro Wells & Co. Limited, dated April 28, 2003.***

43.	Consent of West LB Panmure Limited, dated May 6, 2003.***

44.	Addendum to Irrevocable Undertaking, dated April 15, 2003, executed by CS Services Limited.*

45.	Addendum to Irrevocable Undertaking, dated April 15, 2003, executed by Ed Shea.*

46.	Power of Attorney, dated May 22, 2003, granted by Aspen International Development Inc. to Andrew S. Wilson.****

*	Filed with Schedule 13E-3, File No. 005-50295, on April 28, 2003.
**	Contained in Part II of the Scheme Document (referred to as Exhibit 2 above).
***	Filed with Schedule 13E-3/A, Amendment No. 1, File No. 005-50295, on May 7, 2003.
****	Filed with Schedule 13E-3/A, Amendment No. 2, File No. 005-50295, on May 23, 2003.

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